UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 8-K

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CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of report (Date of earliest event reported) September 28, 2015



Winnebago Industries, Inc.
(Exact Name of Registrant as Specified in its Charter)

Iowa	**001-06403**	**42-0802678**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 152, Forest City, Iowa	**50436**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code **641-585-3535**

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(Former Name or Former Address, if Changed Since Last Report.)

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Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

o Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 7 - Regulation FD

Item 7.01 Regulation FD Disclosure

On September 28, 2015, the Company announced a plan amendment to its postretirement health care benefits to all participants. Beginning January 1, 2016, postretirement health care benefits will be discontinued for retirees age 65 and over. The Company will fund a $700,000 health reimbursement account in 2016 to assist retirees with medical expenses. In addition, the Company will provide education and assistance to help retirees through the transition. The plan amendment also includes a 10% reduction in employer paid premiums for retirees under age 65. Effective in the first quarter of Fiscal 2016, this amendment will result in a reduction in our long-term liabilities for postretirement benefits of $29 million with a corresponding increase to accumulated other comprehensive income, net of tax. The decrease will be amortized into earnings over the average remaining service period of active plan participants, which is 6.9 years.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WINNEBAGO INDUSTRIES, INC.
(Registrant)

Date: September 29, 2015	By:	/s/ Scott C. Folkers
	Name:	Scott C. Folkers
	Title:	Vice President, General Counsel and Secretary